SECURI 06008030 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First China Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Swarthmore Avenue

(No and Street)

Pacific Palisades	California	90272
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hui Wang (310) 459-8064

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 1 9 2006 THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 0 6 2006 WASH, D.C. 152 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hui Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First China Capital, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 14 day of January, 2006

[signature]
Notary Public

[signature]
Signature

President
Title

SANDRA SALKOW
Commission # 1407908
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First China Capital, Inc.

We have audited the accompanying statement of financial condition of First China Capital, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

First China Capital, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 87,086
Accounts receivable	60,000
Securities, not readily marketable	825
Furniture, equipment, and vehicles, net	23,751
Prepaid income taxes	400
Total assets	$ 172,062

Liabilities & Stockholders' Equity

Liabilities	
Salaries and payroll taxes payable	$ 24,463
Total liabilities	24,463
Stockholders' equity	
Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding	330,435
Accumulated deficit	(182,836)
Total stockholders' equity	147,599
Total liabilities & stockholders' equity	$ 172,062

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions and fees	$ 141,836
Interest and dividends	2,528
Realized gains (losses) and other income	(847)
Total revenue	143,517
Expenses	
Employee compensation and benefits	50,000
Communications	3,828
Taxes, other than income taxes	5,064
Other operating expenses	97,312
Total expenses	156,204
Total income (loss) before income tax provision	(12,687)
Income tax provision	800
Net income (loss)	$ (13,487)

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Accumulated Deficit	Total
Balance, at January 1, 2005	$ 330,435	$ (169,349)	$ 161,086
Net income (loss)	–	(13,487)	(13,487)
Balance, at December 31, 2005	$ 330,435	$ (182,836)	$ 147,599

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flow from operating activities		
Net income (loss)		$ (13,487)
Adjustments to reconcile net (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Realized (gain) loss	$ 831	
Depreciation	5,124	
(Increase) decrease in:		
Accounts receivable	(50,000)	
Prepaid income taxes	800	
(Decrease) increase in		
Salaries and payroll taxes payable	6,095	
Total adjustments		(37,150)
Net cash and cash equivalents provided by (used in) operating activities		(50,637)
Cash flows from investing activities		–
Cash flows from financing activities		
Collections from related party	69,328	
Net cash and cash equivalents provided by (used in) financing activities		69,328
Net increase (decrease) in cash and cash equivalents		18,691
Cash and cash equivalents, January 1, 2005		68,395
Cash and cash equivalents, December 31, 2005		$ 87,086

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2005

Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets. The Company also arranges joint ventures between Chinese firms and U.S. firms in China.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and CDs as cash equivalents.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Receivables from related party are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment and vehicles are recorded at cost.

		Depreciable Life Years
Vehicles	$ 39,585	5
Furniture & equipment	3,111	5-7
	42,696	
Less: accumulated depreciation	18,945	
Furniture, equipment and vehicles, net	$ 23,751	

Depreciation expense for the year ended December 31, 2005 was $5,124.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The third tranche became exercisable on June 28, 2004 at $15 and expired on June 27, 2005. The Company has the remaining options to exercise in the following tranche:

		Exercisable on	Expires on	Exercise Price
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $825.

Note 4: INCOME TAXES

The income tax provision for the year ended December 31, 2005 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $17,878 that expires as follows:

Expiration during year ended December 31,	Amount of used loss carry forwards
2020	$ 105,698
2025	13,487
	$ 119,185

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $61,754, which was $ 56,754 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($24,463) to net capital was 0.40 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $319 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 62,073
Adjustments:		
Cash	$ (1)	
Receivable form customer	(34,398)	
Other assets	(33,884)	
Haircuts	(319)	
Payable to non customer	12,640	
Accounts payable	55,641	
Total adjustments		(319)
Net capital per audited financial statements		$ 61,754

First China Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 330,435	
Accumulated deficit	(182,836)	
Total stockholders' equity		$ 147,599
Less: Non allowable assets		
Accounts receivable	(60,000)	
Securities, not readily marketable	(825)	
Furniture, equipment and vehicles	(23,751)	
Prepaid income taxes	(400)	
Net adjustments		84,976
Net capital before haircuts		62,623
Less: Haircuts on securities		
Haircuts money market accounts	(869)	
Total adjustments to net capital		(869)
Net Capital		61,754
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,631	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 56,754
Percentage of aggregate indebtedness to net capital	0.40:1	

There is a $319 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 7.

See independent auditor's report.

First China Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2005

Board of Directors
First China Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First China Capital, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First China Capital, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2006